UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-10161
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

Financial Statements and supplemental schedules
FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
December 31, 2010 and 2009 and Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Board of Directors
FirstMerit Corporation
We have audited the accompanying statements of net assets available for benefits of FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 22, 2011
Akron, Ohio

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value:
Mutual funds	$82,938,979	$69,425,087
Collective trust fund	12,485,960	10,920,635
FirstMerit Corporation common stock	35,323,130	38,473,279

Total Investments	130,748,069	118,819,001

Receivables:
Contributions from participants	331,655	249,673
Contributions from employer	1,982,493	1,779,721
Notes receivable from participants	2,152,701	872,519
Investment income	1	1,479

Total receivables	4,466,850	2,903,392

Net assets reflecting investments at fair value	135,214,919	121,722,393
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	203,009	530,172

Net assets available for benefits	$135,417,928	$122,252,565

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Investment income:
Interest and dividends	$2,507,904
Net appreciation of investments	8,634,665

11,142,569

Interest income on notes receivable from participants	45,203

Contributions:
Employee contributions	7,788,517
Employer contributions	1,982,493
Rollovers from participants	3,725,109

13,496,119

Total additions	24,683,891

Deductions
Benefits paid to participants	11,518,528

Net increase	13,165,363
Net assets available for benefits at beginning of year	122,252,565

Net assets available for benefits at end of year	$135,417,928

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The primary sponsor of the Plan is FirstMerit Corporation (FirstMerit or the Corporation). The administrator of the Plan consists of an Administrative Committee appointed by the Compensation Committee of the Board of Directors of FirstMerit. The Trustee and recordkeeper of the plan is FirstMerit Bank, N.A., the principal subsidiary of FirstMerit.
The Board of Directors of FirstMerit established this defined contribution plan as of October 1, 1985. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the Code) as defined in the Plan Agreement.
Eligible employees may enter the Plan on the January 1, April 1, July 1, or October 1 coinciding with or first following their completion of a period of service (as defined in the Plan Agreement) of at least three months and attainment of age twenty-one. A participant may contribute from 1% to 50% of their compensation to the Plan. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.
Effective January 1, 2009, the Plan was amended to allow the Corporation to make, at its discretion, matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Matching contributions are not required to be made for any pay period. If made, matching contributions are required to be allocated during each pay period. All matching contributions are immediately vested and nonforfeitable. Matching contributions are made in FirstMerit common stock purchased on the open market by the trustee, on a no-commission, no-fee basis, at a price equal to the immediate asked price of such shares on the NASDAQ on the date of purchase. After a participant’s six month anniversary from date of hire, the participant may elect to transfer up to 100% of the FirstMerit common stock held to one or more of the other available investment options. FirstMerit made no matching contributions to the Plan during the year ended December 31, 2010.
FirstMerit may also make discretionary contributions from time to time in amounts determined by FirstMerit’s Board of Directors. Such discretionary contributions will be allocated among those participants in the plan who are employed on the last day of a plan year in proportion to their respective points for the plan year to which the discretionary contribution applies. A participant is awarded one point for each year of service earned. A year of service for this purpose is generally credited for every twelve months of continuous service, including service rendered prior to the effective date of the plan and service rendered while not participating in the plan, but not including (in the case of rehired employees) periods of service prior to any severance from service. FirstMerit made no discretionary contributions to the Plan during the year ended December 31, 2010.
For plan years beginning on and after January 1, 2007, retirement investment plan contributions of 3% of participant’s eligible compensation for the plan year will be made to eligible Plan participants in accordance with the participant’s existing investment direction. Eligible participants are non-vested employees in the FirstMerit Corporation defined benefit pension plan and new hires as of January 1, 2007. If a participant does not have an existing investment direction, such contributions will be invested in the Fidelity Balanced Fund. The retirement investment plan contribution and earnings thereon for each participant are 100% vested after completing three years of service.
For plan years beginning on and after January 1, 2005, FirstMerit may make profit sharing contributions from time to time in such amounts as may be determined by FirstMerit’s Board of Directors. Such profit sharing contributions will be allocated among those eligible participants in the plan who are employed on the last day of a plan year in the proportion that such participant’s plan compensation for the plan year bears to the total plan compensation of all eligible participants. Profit sharing contributions will be made in accordance with the participant’s existing investment direction. If a participant does not have an existing investment direction, such contributions will be invested in the Fidelity Balanced Fund. Profit sharing contributions and earnings thereon for each participant are 100% vested after completing three years of service. FirstMerit made no profit sharing contributions to the Plan during the year ended December 31, 2010.
Participant Accounts
FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, maintains separate accounts for each participant. Each account is credited with the participant’s contribution, and allocations of the Corporation’s contributions and Plan earnings. The Plan currently provides for each participant the ability to invest in one or more investment options (Investment Funds).
Payment of Benefits
Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Notes Receivable from Participants
Participants may borrow from their Investment Funds. The loan is secured by the balance in the participant’s account and bears interest at a rate determined to be reasonable by the Plan administrator. Principal and interest is paid ratably through payroll deductions.
Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than four loans outstanding at any point in time and only one loan will be accepted and processed per calendar year. The loans will bear interest at 1% over the five-year Treasury Note in effect on the next to the last business day of the month prior to the month in which the loan application is received by the Plan. Principal and interest is paid ratably through payroll deductions via an amortization schedule established at the frequency of the payroll cycle. If a participant terminates employment with the Company, they will be given the option to repay the entire amount of the outstanding loan, plus accrued interest. If the loan is not repaid, it will automatically be treated as a distribution to the participant.
Administrative Expenses
Substantially all administrative expenses, including the trustee’s fees, are paid by FirstMerit.
Forfeitures
Effective October 1, 2010, the Plan was amended to allow forfeitures to be used as soon as is administratively practicable, but not later than the end of the year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent employer contributions made to the Plan. At December 31, 2010 and 2009, forfeited nonvested accounts totaled $10,778 and $373,552, respectively. These accounts will be used to reduce future employer contributions. During 2010, employer contributions were reduced by $485,258 from forfeited nonvested accounts. Contributions were not offset by forfeited nonvested accounts during 2009.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications of prior years’ amounts have been made to conform to current year presentation. Such reclassifications had no effect on net assets available for benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. See Note 5 for further discussion and disclosure related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Statement of Net Assets Available for Benefits presents the fair value of the SEI Stable Value Fund, a collective trust fund that invests in contracts deemed to be fully-benefit responsive, as well as the adjustment of the SEI Stable Value Fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.
Payment of Benefits
Benefits are recorded when paid.
Subsequent Events
In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.
New Accounting Pronouncements
FASB Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). In January 2010, ASU 2010-06 was issued which requires additional disclosures related to fair value measurements. The additional disclosures include a separate disclosure of the amount of significant transfers in and out of Level 1 and 2, including a description of the reason for the transfer. In addition, for the reconciliation of activity in Level 3 measurements, information about purchases, sales, issuances and settlements are to be reported on a gross basis, rather than as one net number. The new disclosures and clarifications of existing disclosures were effective for the Plan as of December 31, 2010 and are incorporated in Note 5 (Fair Value Measurements). The disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The guidance will only affect footnote disclosures, and will not have an impact on the financial statements.
FASB Accounting Standards Update 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). In September 2010, ASU 2010-25 was issued to clarify that participant loans in defined contribution pension plans be measured at their unpaid principle balance plus any accrued but unpaid interest and, for reporting purposes, require participant loans to be classified as notes receivable from participants. ASU 2010-25 was effective for the Plan as of December 31, 2010 and, as required by ASU 2010-25, the accounting standard updates have been applied retrospectively to the prior period presented in the financial statements and notes to the financial statements.

3. Investments
The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
American Funds Growth Fund of America	$19,408,521	$17,874,323
Dodge & Cox International Stock Fund	8,725,760	8,302,400
Dodge & Cox Stock Fund	7,465,915	6,634,369
PIMCO Total Return Fund	11,555,484	9,325,227
Vanguard 500 Index Fund Signal	9,877,296	8,532,041
SEI Stable Asset Fund, at contract value **	12,688,969	11,450,807
FirstMerit Corporation common stock (Participant and Non-Participant Directed)	35,323,130	38,473,279

**	The fair value of the Plan’s investment in the SEI Stable Asset Fund was $12,485,960 and $10,920,635 at December 31, 2010 and 2009.
During 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held, during the year appreciated (depreciated) in value as follows:

Mutual Funds	$8,951,117
FirstMerit Corporation common stock	(316,452)

$8,634,665

4. Non-participant Directed Investments
Investments in FirstMerit common stock can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit common stock investment are as follows:

	December 31,
	2010	2009
Investments, at fair value:
FirstMerit Corporation common stock	$35,323,130	$38,473,279

Year Ended
December 31,
2010
Change in net assets:
Contributions	$688,800
Dividends	852,571
Net realized and unrealized depreciation in fair value	(316,452)
Benefits paid to participants	(4,375,068)

$(3,150,149)

5. Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
•	Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in the active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•	Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.
Collective trust fund: The investment in the collective trust fund, as a practical expedient, is valued at its net asset value. This investment is not likely to be sold at an amount other than at its net asset value per share. This investment is not subject to redemption restrictions or future committed contributions.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds	$82,938,979	$—	$—	$82,938,979
Collective trust fund	—	12,485,960	—	12,485,960
Common stock	35,323,130	—	—	35,323,130

Total assets at fair value	$118,262,109	$12,485,960	$—	$130,748,069

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$69,425,087	$—	$—	$69,425,087
Collective trust fund	—	10,920,635	—	10,920,635
Common stock	38,473,279	—	—	38,473,279

Total assets at fair value	$107,898,366	$10,920,635	$—	$118,819,001

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2010.
There have been no transfers in or out of Level 3 of the fair value hierarchy during the year ended December 31, 2010.
6. Party-in-Interest Transactions
Transactions involving participant loans and common stock of FirstMerit, the Plan Sponsor, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
7. Plan Termination
Although it has not expressed any intent to do so, a unanimous action by the FirstMerit Board of Directors may terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, FirstMerit will direct the Trustee to distribute the assets of the Plan, after payment of any expenses properly chargeable against the Plan, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

8. Risks and Uncertainties
The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds and FirstMerit common stock. FirstMerit common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Tax Status
The Plan has received a determination letter from the IRS dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2007.
10. Reconciliation of Financial Statements to Form 5500
As of June 22, 2011, the Plan’s Form 5500 had not yet been filed. The following is a reconciliation of net assets available for benefits per the financial statements to a draft Form 5500:

December 31,
2010
Net assets available for benefits per the financial statements	$135,417,928
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(203,009)
Deemed distribution of participant loans	(27,076)

Net assets available for benefits per the draft Form 5500	$135,187,843

The following is a reconciliation of the net increase in net assets available for benefits:

Year Ended
December 31,
2010
Net increase as reported in the Plan financial statements	$13,165,363
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	327,163
Deemed distribution of participant loans	(27,076)

Net increase as reported in the draft Form 5500	$13,465,450

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938           Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2010

	Identity of Issuer,
	Borrower, Lessor, or
	Similar Party	Description of Investments	Cost		Current Value
	Invesco	Invesco Short Term Investments Trust Liquid Assets Portfolio Reserve Class	$		$240
	Dodge & Cox	Dodge & Cox International Stock Fund			8,725,760
		Dodge & Cox Stock Fund			7,465,915
	Federated	Federated Capital Appreciation Fund Institutional			221,212
	American Funds	American Funds Growth Fund of America Class R6			19,408,521
	Fidelity	Fidelity Balanced Fund			6,648,294
	PIMCO	PIMCO Total Return Fund			11,555,484
	T. Rowe Price	T. Rowe Price Retirement Fund 2045			816,132
		T. Rowe Price Retirement Fund 2035			1,161,334
		T. Rowe Price Retirement Fund 2025			1,083,891
		T. Rowe Price Retirement Fund 2015			1,585,819
		T. Rowe Price Small-Cap Stock Fund			5,965,893
	Vanguard	Vanguard Inflation Protected Securities Fund			1,508,209
		Vanguard Mid-Cap Index Fund Signal			4,703,629
		Vanguard Total Stock Market Index Fund Signal			2,211,350
		Vanguard 500 Index Fund Signal			9,877,296
	SEI	SEI Stable Asset Fund			12,485,960
*	FirstMerit Corporation	FirstMerit Corporation Common Stock		35,750,793	35,323,130

				35,750,793	130,748,069
*	Participants	Participant Loans — at various interest rates ranging from 2.24% — 11.75% with various maturity dates			2,152,701

				$35,750,793	$132,900,770

*	Indicates party-in-interest to the Plan

Note:	Cost information is disclosed for FirstMerit Corporation common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan By FirstMerit Bank, N.A., Trustee
By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer

Date: June 22, 2011

Exhibit Index

Exhibit
Number	Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 22, 2011